Emergent Group Inc.

Leadership in Mobile Medical Equipment Rentals

   

NYSE : LZR

Forward-Looking Statement

This presentation should be considered forward-looking and is subject to various risk factors and uncertainties. For more information on those risk factors, please refer to Emergent Group Inc.'s various filings with the Securities and Exchange Commission (SEC), including the Company's annual report on Form 10-K. This presentation also is produced in compliance with the SEC's Regulation FD, which provides guidelines on all disclosures by publicly-traded companies.

The viewer or listener should not place undue reliance on forward-looking statements, which speak only as of the date indicated in this presentation. The Company is not obligated to publicly release any revisions to forward-looking statements to reflect unforeseen or other events after such date.

011309

Emergent at a Glance

- Leading provider of mobile medical lasers & surgical equipment

- Emerging position in growth industry



- Positive national healthcare trends

- Diverse & advanced product mix

- Expanding geography

- Sound growth strategies
  & experienced management



- Strong financials

Aging Population

U.S Population Age 65+ (in millions)



Source: U.S. Centers for Medicare & Medicaid Services, Office of the Actuary

Increasing Health Expenditures

U.S. National Health Expenditures (in billions)



Source: U.S. Centers for Medicare & Medicaid Services, Office of the Actuary

A Growing Need

- 1.8B global sufferers of BPH, urinary incontinence, pelvic organ prolapse & menorrhagia

- New U.S. cancer cases - 2008

  - Prostate = 186,320

  - Urinary bladder =77,250

  - Kidney & renal pelvis = 33,130

- 500,000 new cases of stable angina each year

Sources: Competitor estimates, statistics published by American Cancer Association and American Heart Association

A Growth Industry

- Global/regional medical laser market growth projected at 9%-13% CAGR

- 16.2M U.S. procedures involving directed energy-based surgical systems in 2007

- Directed energy-based surgical systems sales:



$4.1B (2011)

$3.1B (2007)

Sources: "Medical Laser Systems: A Global Strategic Business Report," Global Industry Analysts, Inc., 2008; "U.S. Markets for Directed Energy-Based Surgical Systems, Medtech Insight, May 2008.

A Changing Marketplace

- Physicians forced to sell or restructure medical equipment businesses due to CMS rules effective 10/09



- Hospitals use equipment rentals to:
  - reduce cap ex in difficult economic environment
  - limit technology risk
  - manage changing physician preference

Emergent at a Glance

- PRI Medical Technologies, Inc. operating subsidiary

- Mobile laser/surgical services & technical support

- Per-procedure rentals to hospitals, outpatient surgery centers, physician offices

- Sales organization covering 16 states

- FY'08 annualized 3rd quarter revenues approximate $28M with PhotoMedex Surgical Services (PSS) acquisition

- FY'07 revenues = $17.7M

Sources: Company SEC filings and 2008 estimate based on annualizing third quarter 2008 sales as adjusted to estimate full quarter contribution from PSS acquisition

Sound Strategies

- Expand equipment rentals & disposable items sales

- Capitalize on increasing medical procedures & new limits on physician equipment ownership

- Offer new, cost-effective medical technologies & technical services

- Focus on hospitals' shift to equipment rentals

- Pursue acquisitions to expand sales & geographic footprint

Surgical Procedures

- Prostate photovaporization for treatment of benign prostatic hyperplasia (BPH)
- Cryosurgery for treatment of prostate cancer
- TMR heart surgery
- Lithotripsy
- Arthroscopy
- Other procedures



State-of-the-Art Technology

- Surgical lasers (Novadaq, GreenLight, Comed, Lumenis, Biolitech, Prostalund, Coherent, SLT)

- Surgical equipment (cryotherapy/ Endocare, ESWL/Storz Medical)

- Cosmetic lasers/equipment (Medlite, Palomar, Candela, Coherent, KTP, Sciton)



Technical & Educator Services

- Disposable fibers & accessories sold per case
- Technicians serve as Laser Safety Officer
- Fibers & accessories
- Supply responsibility
- PRI clinical educators
- Laser safety documentation
- Laser safety policy & procedures



Experienced Management

- Bruce Haber, Chairman & CEO
  - 27 years in medical distribution industry
  - Expert in turnarounds & private equity
  - Long record of shareholder value creation
- Louis Buther, President & COO
  - 25 years in medical distribution & sales
- William McKay, CFO, Treasurer & Secretary
  - Experienced in technology company finance
  - 25+ years of public accounting & private industry expertise

Sales Philosophy

- Seasoned sales team of 12 key personnel

- Sales team partners with manufacturer reps to broaden equipment distribution network

- Increased LZR equipment rentals lead to higher disposables sales for manufacturers



Geographic Reach to 16 States



The Emergent Difference

Larger public competitor

Emergent Group

* Highly profitable

* Sound, experienced management

* Strong sales team

Multiple private competitors

Solid Financials

- Strong growth in:
  - Three-year compounded sales
  - Profit as % of sales
  - Return on equity

- Low net debt to net worth

**Emergent Group Inc. Reports Record Third Quarter Performance
Highlighted by 72 Percent Rise in Net Income**
Wednesday November 12, 8:00 am ET
Company Continues Focus On Strategic Benefits of August PSS Acquisition

Emergent Group Inc. Board Declares Annual Dividend of 30 Cents Per Share
Monday December 15, 8:00 am ET
CEO Cites Cash Flow, Growth Strategies, Focus On Shareholder Value

Net Income as % of Revenues



•Excluding reversal of deferred tax assets of $905,400
Source: Calculations based on company SEC filings and quarterly earnings news releases

Emergent Group Inc.

19

Strong Sales Growth

Revenues (in millions)



Three-Year CAGR = 31%

$12.5 — 2005
$15.9 — 2006
$17.7 — 2007
$28.4* — 2008E

*Source: Company SEC filings and 2008 estimate based on annualizing third quarter 2008 sales as adjusted to estimate full quarter contribution from PSS acquisition

Return on Equity*



•Figures based on shareholder equity at beginning of each year
Source: Calculations based on company SEC filings and quarterly earnings news releases

Shareholder Information

- Share price growth over six years

    $0.40 ⟶ $8+ range (1/09)

- Market cap growth over six years

    $1M ⟶ $50M+

- $0.90/share dividends declared since FY'05

- Recent NYSE Alternext US LLC listing to increase liquidity



Annual Dividend Per Share



Stock price range: $0.51-$2.55 $1.80-$4.45 $2.90-$4.02 $1.90-$6.80*

•Reflects closing prices on 1/2/08 and 12/31/08, respectively
Sources: Company SEC filings and 2008 dividend news release showing fiscal years that dividends were declared

Investor Relations Contact

- Bruce J. Haber, Chairman & CEO
  - (914) 235-5550, x. 12
  - bhaber@primedical.net
- Company web site: www.primedical.net

Emergent at a Glance

- Emerging position in growth industry
- Positive national healthcare trends
- Diverse & advanced product mix
- Expanding geography
- Sound growth strategies
- Experienced management
- Strong financials





Emergent Group Inc.

Leadership in Mobile Medical Equipment Rentals

   

NYSE : LZR